Exhibit 2
                                                                       ---------

FOR IMMEDIATE RELEASE                                           5 September 2006

                              WPP GROUP PLC ("WPP")

                Wunderman acquires Shaw Marketing Group in the US

WPP announces that its wholly-owned operating company Wunderman, a leading global marketing services network, has acquired the business of Shaw Marketing Group, LLC ("Shaw"), a relationship marketing firm.

Founded in 2002 and located in New York City, Shaw employs 15 people. Shaw's revenues for the year ended 31 December 2005 were US$2 million, with gross assets as at the same date of US$1.8m. Clients include Diageo (Crown Royal, Johnnie Walker, Smirnoff, Guinness and Bailey's) and the New York Philharmonic.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan WPP
+ 44(0)20 7408 2204
www.wpp.com